Exhibit 99.1

ALEXCO OBTAINS INTERIM ORDER AND PROVIDES TRANSACTION UPDATE

VANCOUVER, BC, July 28, 2022 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") announced today that it obtained an interim order (the "Interim Order") from the Supreme Court of British Columbia (the "Court") on July 27, 2022, authorizing the holding of its special meeting (the "Meeting") and matters relating to the conduct of the Meeting. At the Meeting, shareholders, optionholders, restricted share unit ("RSU") holders, and deferred share unit ("DSU") holders of Alexco (collectively, the "Securityholders") will be asked to consider and, if deemed advisable, pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement"), in accordance with the terms of the arrangement agreement entered into by the Company and Hecla Mining Company (NYSE: HL) ("Hecla") on July 4, 2022, as assigned and amended (the "Arrangement Agreement"), pursuant to which 1080980 B.C. Ltd. ("108") agreed to acquire all of the issued and outstanding Alexco Shares that it does not already own by way of a statutory plan of arrangement (the "Plan of Arrangement") under section 288 of the Business Corporations Act (British Columbia).

Alexco also announces that it executed an assignment and amendment agreement dated July 25, 2022 (the "Amending Agreement") with Hecla and 108 to amend the Arrangement Agreement, pursuant to which Hecla has assigned its obligations under the Arrangement Agreement, such that 108 will become the purchaser under the Plan of Arrangement. The Amending Agreement is available on SEDAR (www.sedar.com) under Alexco's issuer profile.

An Alexco information circular will be mailed on or before August 8, 2022 to Securityholders of record as of July 20, 2022. The Meeting will be held on August 30, 2022 at 10:00 a.m. (Vancouver time) at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3. Assuming no adjournment or postponement to the Meeting, the cut-off time to vote by proxy will be 10:00 a.m. (Vancouver time) on August 26, 2022.

The proposed closing date of the Arrangement is September 7, 2022, subject to obtaining Court, Securityholder and regulatory approval and the satisfaction of conditions set forth in the Arrangement Agreement.

About Alexco

Alexco is the owner and operator of the historic Keno Hill Silver District in Canada's Yukon Territory, one of the highest-grade silver deposits in the world.

Website: www.alexcoresource.com

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the consummation and timing of the transaction; approval by Securityholders; the satisfaction of the conditions precedent to the transaction; and timing, receipt and anticipated effects of court, regulatory and other consents and approvals. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Hecla to obtain the necessary regulatory, Court, securityholder, and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; changes in laws, regulations and government practices; if a third party makes a Superior Proposal (as defined in the Arrangement Agreement), the Arrangement may not be completed and the Company may be required to pay the Termination Fee; if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on the Company's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; future prices of silver, gold, lead, zinc and other commodities; market competition; and the geopolitical, economic, permitting and legal climate that we operate in. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, assumptions as to the ability of Alexco and Hecla to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court, securityholder and other third party approvals; the satisfaction of the conditions to closing of the Arrangement in a timely manner and completion of the Arrangement on the expected terms; the expected adherence to the terms of the Arrangement Agreement and agreements related to the Arrangement Agreement; the adequacy of our and Hecla's financial resources; favourable equity and debt capital markets; and stability in financial capital markets. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2022/28/c7756.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Rajni Bala, Investor Relations and Communications Lead, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 17:30e 28-JUL-22